Exhibit 99.1

Oriental Culture Holding LTD Announces First Half Year of 2026 Unaudited Financial Results

HONG KONG, Nov. 03, 2026 (GLOBE NEWSWIRE) -- Oriental Culture Holding LTD. (“OCG” or the “Company”) (NASDAQ: OCG), a provider of supporting services for third party art and collectible trading platforms and online services for collectibles and artwork e-commerce, today announced its unaudited financial results for the six months ended June 30, 2026.

First Half Year of 2026 Financial Highlights

●	Total revenues were approximately $1.0 million for the six months ended June 30, 2026, compared with the total revenues of approximately $0.1 million for the six months ended June 30, 2025.

●	Gross profit was approximately $1 million for the six months ended June 30, 2026, compared with approximately gross profit of $0.1 million for the six months ended June 30, 2025.

●	Gross margin was 99.3% for the six months ended June 30, 2026, compared with a gross margin of 85.4% for the six months ended June 30, 2025.

●	Income from operations was $9,433 for the six months ended June 30, 2026, compared with loss from operations of approximately $4.5 million for the six months ended June 30, 2025.

●	Net income was approximately $0.9 million for the six months ended June 30, 2026, compared with net loss of approximately $3.8 million for the six months ended June 30, 2025.

●	Basic and diluted income per share was $0.52 and $0.51 for the six months ended June 30, 2026, compared with loss per share of $127.11 for the six months ended June 30, 2025.

Recent developments

On January 16, 2026, pursuant to the share consolidation authorization approved by shareholders at the November 28, 2025 extraordinary general meeting, the Company completed a 1-for-220 share consolidation of its ordinary shares. Upon effectiveness, the par value per ordinary share increased from $0.00025 to $0.055.

On March 20, 2026, at the Company’s extraordinary general meeting, shareholders approved an increase to the Company’s authorized share capital. The authorized share capital was increased from $500,000 to $5,505,000 through the creation of an additional 91,000,000 ordinary shares with a par value of $0.055 each. Following this increase, the Company’s authorized share capital consisted of 100,000,000 ordinary shares with a par value of $0.055 per share and 100,000,000 preferred shares with a par value of $0.00005 per share.

On April 20, 2026, the Company entered into a Subscription Agreement (the “Agreement”) with Jade Cove, L.P., a Cayman Islands exempted limited partnership (“Jade Cove”). Jade Cove makes direct and indirect investments in internet technology companies in the fields of commerce, content and entertainment. Pursuant to the Agreement, the Company had made the subscription payment in an aggregate amount of US$10,000,000 (the “Subscription Amount”) to acquire 66.67% interest in Jade Cove by April 22, 2026 and has become a limited partner of Jade Cove and is bound by the partnership agreement.

On April 27, 2026, the Company completed a further 1-for-3 share consolidation of its ordinary shares, affecting both issued and authorized but unissued ordinary shares. This share consolidation was effected under the two-year share-consolidation authority granted by the November 28, 2025 extraordinary general meeting of shareholders. The par value per ordinary share was increased to $0.165.

On May 29, 2026, the Company filed a Form F-3 shelf registration statement with the SEC to replace its prior shelf registration. The Form F-3 allows the Company to offer and sell from time-to-time ordinary shares, preferred shares, warrants, subscription rights and units with an aggregate offering amount of up to $260,000,000, including $167,076,192 of unused capacity carried over from the former shelf. As of the reporting date, no securities have been issued under this Form F-3. Net proceeds from any future offerings will be used for business development, working capital and general corporate purposes, and may be deployed for potential acquisitions, subject to the terms of applicable prospectus supplements.

In July 2026, the Company announced that its Board of Directors has approved a strategic transition of its main business from online provider of collectibles and artwork e-commerce services to the supporting services for third party art and collectible platforms. In response to recent development in art and collectible trading industry in China, the Company has carefully reviewed its overall business development strategy and plans to further develop and expand its supporting services for the art and collectible trading platform to transition its main business towards supporting service-oriented business for third party trading platforms.

Through its wholly owned operating subsidiaries in China, the Company will develop three core business streams: (i) technology support services, (ii) cultural and art products warehousing and custodianship services, and (iii) real estate operations, while continue to expand its ancillary services related to art appraisal and grading. Among these, the technology support services and cultural art warehousing and custodianship segments are built upon the Company’s existing long-term cooperative relationship in the industry, which have been generating stable and recurring cash flows for the Company. Leveraging its experience in trading platform development, operation and maintenance, and professional cultural art warehousing and logistics, the Company believes it will be able to provide third party trading platforms, shopping malls, and other institutional clients with standardized, fully integrated supporting services—covering platform development, day-to-day operations, and art warehousing and custodianship—to establish a solid revenue backbone for the Company. The real estate operations will be mainly conducted through leasing out our self-owned properties to third parties to deliver supplementary revenue to the Company.

On July 27, 2026, the Company entered into a Share Transfer Agreement (the “Agreement”) with Spring Harvest Holdings Ltd., a British Virgin Islands company and unrelated third party (“Spring Harvest”). Pursuant to the Agreement, the Company agreed to transfer 100% equity interest of China International Assets Equity of Artworks Exchange Limited (the “International Exchange”), a wholly owned subsidiary of the Company, to Spring Harvest for a cash consideration of HK$1,000,000. Following the completion of the share transfer on August 5, 2026, the Company will fully divest its exchange operating business, and International Exchange will no longer be included in the Company’s consolidated financial statements. The disposal of the equity interest of International Exchange is a significant step in implementing the Company’s new development strategy and reallocating resources to focus on its supporting service business.

On August 4,2026 (the “Grant Date”), the Compensation Committee (“Committee”) of the Board of Directors (the “Board”) of Company granted stock awards of1,000,000 ordinary shares of the Company, par value $0.165 (the “Ordinary Shares”), pursuant to the Company’s 2026 Omnibus Equity Plan, to certain officers and employees of the Company and its subsidiaries (the “Grantees”), including: 200,000 Ordinary Shares to Yi Shao, Chief Executive Officer of the Company and 200,000 Ordinary Shares to Lijuan Ding, Chief Financial Officer of the Company (collectively, the “Grants”). The Grants vested immediately on the Grant Date and each of the Grantees also entered into an Unrestricted Stock Award Agreement with the Company on August 4, 2026.

Liquidity and Capital Resources

The Company typically financed its operations through internally generated cash from its business operations and equity or debt financing. As of June 30, 2026, the Company had approximately $60.2 million in cash and the Company’s working capital was approximately $65.0 million at June 30, 2026.

If the Company is unable to realize its assets within the normal operating cycle of a 12-month period, the Company may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of equity or debt financing from financial institutions or investors; and

●	financial support from our related parties and shareholders.

Based on the above considerations, the Company’s management believes that it has sufficient funds to meet its working capital requirements and debt obligations as they become due over the next 12 months.

Results of Operations

The tables in the following discussion summarize our unaudited interim condensed consolidated statements of operations and comprehensive loss for the periods indicated. The operating results in any period are not necessarily of the results that may be expected for any future period.

Six Months Ended June 30, 2026 vs. June 30, 2025

	For the Six Months Ended June 30,		Variance
	2026	2025	Amount	%
	(Unaudited)	(Unaudited)
Net revenues	$1,011,832	$141,374	$870,458	615.7%
Cost of revenues	(7,193)	(20,696)	13,503	(65.2)%
Gross profit	1,004,639	120,678	883,961	732.5%
Operating expenses	(995,206)	(4,635,712)	3,640,506	(78.5)%
Income (loss) from operations	9,433	(4,515,034)	4,524,467	(100.2)%
Other income, net	923,103	690,693	232,410	33.6%
Income (loss) before income taxes	932,536	(3,824,341)	4,756,877	(124.4)%
Provision for income taxes	(12,443)	-	(12,443)	NA
Net income (loss)	920,093	(3,824,341)	4,744,434	(124.1)%
Foreign currency translation adjustment	1,117,053	130,857	986,196	753.6%
Comprehensive income (loss)	$2,037,146	$(3,693,484)	5,730,630	(155.2)%
Weighted average number of ordinary shares
Basic	1,779,113	30,088
Diluted	1,788,204	30,088
Earnings (loss) per share
Basic	$0.52	$(127.11)
Diluted	$0.51	$(127.11)

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the Six Months Ended June 30,
	2026		2025		Variance
	Revenue	%	Revenue	%	Amount	%
	(Unaudited)		(Unaudited)
Listing services fees(1)	$17	0.0%	$661	0.5%	$(644)	(97.4)%
Transaction fees(2)	70,542	7.0%	62,912	44.5%	7,630	12.1%
System Maintenance and Technical Support Service Fees (3)	147,808	14.6%	77,801	55.0%	70,007	90.0%
Account Management Fee(4)	507,883	50.2%	-	-	507,883	NA
Warehousing Service Fee (5)	285,582	28.2%	-	-	285,582	NA
Total operating revenues	$1,011,832	100.0%	$141,374	100.0%	$870,458	615.7%

(1) Listing service fees: Our performance obligation is to provide listings on our platform. Listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities. Listing value is the total offering price of the collectible, artwork and commodities when the ownership of the units is initially listed on our trading platforms. We utilize an appraised value as a basis to determine the appropriate listing value for each collectible, artwork or commodities, or portfolio of collectibles, artwork or commodities. We recognize the related revenue upon our completion of our performance obligation to the customer and its item is successfully listed for trading on our platforms.

Total listing service fees decreased by $644 or 97.4% from $661 for the six months ended June 30, 2025 to $17 for the same period in 2026. Our listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities of new products. The main reason for the decline in the listing value of new products was the decrease in the number of new products; this decrease in number was attributable to the slowdown in the industry and tough market environment.

(2) Transaction fee revenue: Transaction fee revenue is generally calculated based on the transaction value of collectibles, artwork or commodities per transaction for our services to facilitate the trading transactions. Transaction value is the dollar amount of the purchase and sale of the collectibles, artwork or commodities after it is listed on our platform.

Total transaction fee revenue increased by $7,630 or 12.1% from $62,912 for the six months ended June 30, 2025 to $70,542 for the same period in 2026. The slight increase was mainly due to normal market fluctuations, with trading volume slightly increased.

(3) System Maintenance and Technical Support Service Fees: System maintenance and technical support services mainly include the development, iteration and daily operation and maintenance of information systems based on customers’ business needs to ensure stable system operation; provide full-process technical support for customers’ operation platforms, optimize user experience, coordinate function launches and conduct data statistical analysis; offer IT infrastructure services such as server management, network security, system monitoring and disaster recovery design; assist customers in data cleansing, integration, analysis and visualization to support data-driven business decisions; and provide customer services including consultation, issue response and complaint handling. Service fees are mainly fixed monthly charges, and the related revenue is recognized evenly on a straight-line basis over the service period.

System maintenance and technical support services increased by $70,007 or 90% from $77,801 for the six months ended June 30, 2025 to $147,808 for the same period in 2026. The increase was mainly due to the service fee rates have been increased during the six months ended June 30, 2026 comparing to the same period of 2025.

(4) Account Management Fees: Account management fees are charged as a fixed monthly fee per customer account for providing continuous account maintenance and management services. The transaction price is a fixed monthly amount per account as stipulated in the customer agreement, with no variable consideration. Account management fee revenue is recognized over time on a straight-line monthly basis as the performance obligation is satisfied.

Account management fees were $507,883 for the six months ended June 30, 2026. We started to charge a new monthly account management fee for our customers that have accounts with us since October 1, 2025. As the newly added revenue derived from the Company’s existing customers, it reflects the Company’s ability to diversify its revenue mix and enhance sustainable profitability while further tapping into the value of its existing customer base.

(5) Warehousing Service Fee: Warehousing service fees are charged for providing professional storage and preservation services for customers’ collectibles listed on the platform. The fee is calculated daily based on the listed reference price of the collectible, a fixed daily rate, and the quantity of collectibles held by the customer. Warehousing service fee revenue is recognized over time on a daily basis as the performance obligation is satisfied, as the customer receives and consumes the benefits of the warehousing services simultaneously as the Company performs them.

Warehousing service fees amounted to $285,582 for the six months ended June 30, 2026. We started to charge a new daily warehousing service fee for customers that use our warehouse services since October 1, 2025, representing a new revenue stream generated from the Company’s existing customer base.

Cost of Revenues

Cost of revenues decreased by $13,503 or 65.2% from $20,696 for the six months ended June 30, 2025 to $7,193 for the same period in 2026. The decrease primarily attributable to the optimization of personnel costs and system expenses. Revenue for the six months ended June 30, 2026 was primarily generated from the expansion of existing businesses, which do not require significant labor costs or system operation and maintenance investment, resulting in a substantial reduction in overall costs.

Gross Profit

Gross profit increased by $883,961 from $120,678 for the six months ended June 30, 2025 to $1,004,639 for the six months ended June 30, 2026. Gross margin increased by 13.9% to approximately 99.3% during the six months ended June 30, 2026 from approximately 85.4% during the same period of 2025. The increase in gross profit was mainly attributable to the increase in revenue from accounts management fee and warehousing service fee. Revenue for the six months ended June 30, 2026 was primarily derived from the expansion of existing businesses with lower labor and system maintenance costs, leading to improved gross margin.

Operating Expenses

The following table sets forth our operating expenses by amounts and percentages for the periods indicated:

	For the Six Months Ended June 30,
	2026		2025		Variance
	Expense	%	Expense	%	Amount	%
	(Unaudited)		(Unaudited)
Selling and marketing	$(2,469)	0.2%	$(2,458)	0.1%	$(11)	0.4%
General and administrative	(992,737)	99.8%	(843,254)	18.2%	(149,483)	17.7%
Stock compensation expenses	-	-	(3,790,000)	81.7%	3,790,000	(100.0)%
Total operating expenses	$(995,206)	100.0%	$(4,635,712)	100.0%	$3,640,506	(78.5)%

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of commissions and payroll and benefits for employees involved in the sales team. Selling expenses increased by $11, or 0.4%, from approximately $2,458 for the six months ended June 30, 2025 to $2,469 for the same period in 2026. Selling expenses were substantially consistent with the prior-year period.

General and Administrative Expenses

General and administrative expenses (“G&A expenses”) consist primarily of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses. Our G&A expenses increased by $149,483, or 17.7% from $843,254 for the six months ended June 30, 2025 to $992,737 for the same period in 2026. The increase was primarily due to the expenses such as legal fees, audit fees, and agency service fees increased.

Stock Compensation Expenses

Our stock compensation expense was nil and $3,790,000 for the six months ended June 30, 2026 and 2025, respectively. In January 2025, the Company issued 12 million preferred shares to its Chief Operating Officer, with a grant-date fair value of $1.75 million. In April 2025, the Company granted 500,000 ordinary shares (before the 1 for 220 reverse split effected in January 2026) under the 2021 Omnibus Equity Plan, resulting in stock-based compensation expense of $2.04 million. These two equity incentives together resulted in expenses of $3.79 million.

Other Income

Other income was as follows:

	For the Six Months Ended June 30,
	2026		2025		Variance
	Expense	%	Expense	%	Amount	%
	(Unaudited)		(Unaudited)
Gain from short-term investment	$565,308	61.2%	$125,478	18.2%	$439,830	350.5%
Loss on limited partnership investments	(139,225)	(15.1)%	-	-	(139,225)	NA
Interest income	450,997	48.9%	302,050	43.7%	148,947	49.3%
Net rental income	63,906	6.9%	190,581	27.6%	(126,675)	(66.5)%
Other income, net	(17,883)	(1.9)%	72,584	10.5%	(90,467)	(124.6)%
Total other income, net	$923,103	100.0%	$690,693	100.0%	$232,410	33.6%

Total other income increased by $232,410, or 33.6%, from $690,693 for the six months ended June 30, 2025 to $923,103 for the same period in 2026. The increase of $439,830 was due to the increase in gains from private securities funds of $255,543 and bank wealth management products of $184,287 for the six months ended June 30, 2026. The increase of $148,947 in interest income was primarily due to higher cash balances in the Company’s bank accounts, driven by the issuance of ordinary shares through the ATM Program. The decrease of $139,225 in loss on limited partnership investments was primarily due to the Company’s subscription for a limited partner interest in Jade Cove, L.P. in April 2026. Jade Cove, L.P. is a private limited partnership formed to conduct investment activities. The decrease of $126,675 in net rental income was primarily due to a decline in rental price. Other income, net decreased by $90,467, primarily due to revenue recognized by Oriental Culture WFOE in connection with Baijiu sales in the six months ended June 30, 2025, as no such revenue was recognized in the first half of 2026.

Provision for Income Taxes

Our provision for income taxes amounted to $12,443 and nil for the six months ended June 30, 2026 and 2025, respectively. The income tax expense for the six months ended June 30, 2026 was attributable to Nanjing Yanyu Information Technology Co., Ltd. (“Nanjing Yanyu”) and Kashi Dongfang Cangpin Culture Development Co., Ltd. (“Kashi Dongfang”), while the other subsidiaries incurred no income tax expense as their current-period taxable income was fully offset by utilization of prior-year tax losses and they also benefit from the tax exemption applicable to dividends distributed between qualified resident enterprises. We also have provided 100% allowance on net operating losses from our subsidiaries which incurred losses.

Net Income (Loss)

Our net income increased by approximately $4.7 million, or 124.1%, from loss of $3.8 million for the six months ended June 30, 2025 to income of approximately $0.9 million for the same period in 2026. Such change was the result of the combination of the changes as discussed above.

Foreign Currency Translation Adjustment

Changes in foreign currency translation adjustment are mainly due to the fluctuation of foreign exchange rates between RMB/HKD (the functional currency of our operating entities) and the USD dollar (reporting currency). Foreign currency translation adjustment was $1,117,053 and $130,857 for the six months ended June 30, 2026 and 2025, respectively. The RMB rose against the US dollar, with the exchange rate moving from $1 for RMB 7.0288 on December 31, 2025 to $1 to RMB 6.8109 on June 30, 2026, and from $1 to RMB 7.1884 on December 31, 2024 to $1 to RMB 7.1586 on June 30, 2025.

Basic and diluted income (loss) per share

Basic and diluted income per share were $0.52 and $0.51 for the six months ended June 30, 2026. Basic and diluted loss per share was $127.1 for the six months ended June 30, 2025. Due to net loss in the first half of 2025, the basic and diluted shares are considered the same.

About Oriental Culture Holding LTD

OCG is an online provider of collectibles and artwork e-commerce services, which allows collectors, artists, art dealers and owners to access an art trading market with a wider range of collectibles and artwork investors. Through its subsidiaries in Hong Kong, the Company provides trading facilitation for individual and institutional customers of all kinds of collectibles, artwork and certain commodities on its online platform, and online and offline integrated marketing, storage and technical maintenance services to customers in China. For more information about the Company, please visit: www.ocgroup.hk.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For further information, please contact:

Company Contact.

IR Department

Email: IR@ocgroup.hk

Phone: +852-3579-5532

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30 2026	December 31, 2025
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	$60,186,550	$32,323,209
Restricted cash	-	-
Short-term investments	3,271,343	3,015,800
Accounts receivable, net	-	56,909
Inventory	585,670	567,513
Other receivables and prepaid expenses	254,064	622,074
Other receivable - related party	2,576,752	20,360,293
Total current assets	66,874,379	56,945,798

Property and equipment, net	8,611,588	8,513,675

Other assets
Long-term investments	10,814,371	924,034
Intangible assets, net	-	6,208
Deferred tax assets, net	142,606	138,185
Total other assets	10,956,977	1,068,427

Total assets	$86,442,944	$66,527,900

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable	$1,002,500	$1,028,330
Accounts payable - related parties	388,935	296,672
Deferred revenue	3,964	3,841
Other payables and accrued liabilities	403,097	500,377
Taxes payable	69,601	59,998
Total current liabilities	1,868,097	1,889,218

Total liabilities	1,868,097	1,889,218

Commitments and Contingencies	-	-

Shareholders’ Equity
Preferred shares, $0.00005 par value, 100,000,000 shares authorized, 12,000,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	600	600
Ordinary shares, $0.165 par value, 33,333,333 and 424,242 shares authorized, 1,941,225 and 35,085 shares issued, 1,938,312 and 32,172 shares outstanding as of June 30, 2026 and December 31, 2025, respectively	320,302	25,054
Treasury shares, at cost, 2,913 shares issued as of June 30, 2026 and December 31, 2025, respectively	(481)	(481)
Additional paid-in capital	65,961,282	47,537,432
Statutory reserves	178,303	178,303
Retained earnings	18,471,800	18,371,787
Accumulated other comprehensive loss	(356,959)	(1,474,013)
Total shareholders’ equity	84,574,847	64,638,682

Total liabilities and shareholders’ equity	$86,442,944	$66,527,900

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ORIENTAL CULTURE HOLDING LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Operating revenues:
Net revenues	$1,011,832	$141,374

Cost of revenues: (including related warehouse cost of nil and $11 for the six months ended June 30, 2026 and 2025, respectively)	(7,193)	(20,696)

Gross profit	1,004,639	120,678

Operating expenses:
Selling and marketing	(2,469)	(2,458)
General and administrative	(992,737)	(843,254)
Stock compensation expenses	-	(3,790,000)
Total operating expenses	(995,206)	(4,635,712)

Income (loss) from operations	9,433	(4,515,034)

Other income
Interest and investment income	877,080	427,528
Other income, net	46,023	263,165
Total other income, net	923,103	690,693

Income (loss) before income taxes	932,536	(3,824,341)

Income tax expense	(12,443)	-

Net income (loss)	$920,093	$(3,824,341)

Other comprehensive income
Foreign currency translation adjustment	1,117,053	130,857

Comprehensive income (loss)	$2,037,146	$(3,693,484)

Weighted average number of ordinary shares
Basic	1,779,113	30,088
Diluted	1,788,204	30,088

Earnings (loss) per share
Basic	$0.52	$(127.11)
Diluted	0.51	(127.11)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.